EXHIBIT 99.1

For Immediate Release – May 5, 2003

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) has completed the acquisition of the interest of FirstEnergy Corp. in Ballard’s stationary power subsidiary, Ballard Generation Systems Inc. (“BGS”), through the issuance of 1,366,063 of Ballard’s common shares in a transaction valued at US $29.7-million. As previously announced, BGS has also appointed FirstEnergy Corp. as a non-exclusive distributor of Ballard stationary fuel cell power generators in the Northeast and North Central United States.

BGS was formed in 1996 to commercialize proton exchange membrane fuel cell stationary power generators that use Ballard® fuel cells and is a 100 percent wholly owned subsidiary of Ballard Power Systems.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane (PEM) fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, alternative fuel generator sets and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Nissan, Volkswagen, Yamaha, Cinergy and Coleman Powermate, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

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